Exhibit 99.1

MINISO Group’s Chief Financial Officer Acquires More Company’s Shares in the Open Market

GUANGZHOU, China, September 29, 2026 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) (“MINISO”, “MINISO Group” or the “Company”), a world-leading IP-driven retailer and operation platform, today announced that it has been informed by Mr. Jingjing Zhang, the Chief Financial Officer of the Company, that he has acquired the Company’s ordinary shares in the open market using his personal funds in the amount of approximately HK$2.7 million on September 29, 2026, in addition to his previous acquisition of the Company’s ordinary shares in the amount of approximately US$400,000 in December 2023. The Company believes that the additional acquisition re-affirms the Company’s management commitment and confidence in the value and long-term development of the Company. The Company understands that the Company’s management may further increase their shareholding in the Company as and when appropriate and subject to compliance with the applicable laws and regulations and the Company’s policies.

Shareholders and potential investors of the Company should note that any share purchase by the Company's management may be done subject to market conditions and at the individual's absolute discretion. Shareholders and potential investors of the Company should therefore exercise caution when dealing in the shares of the Company.

About MINISO Group

MINISO Group is a world-leading IP-driven retailer and operation platform offering immersive consumption experiences powered by value-for-money and aesthetic products featuring IP designs. Founded in 2013, the Company has established two brands, MINISO and TOP TOY. MINISO Group has built a worldwide IP ecosystem through its top licensed IPs and proprietary IPs dual-engine model. Guided by its "Life is for Fun" philosophy, it delivers engaging experiences and emotional value to consumers around the world. For more information, please visit https://ir.miniso.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to”, “potential”, “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

MINISO Group Holding Limited
Email: ir@miniso.com
Phone: +86 (20) 36228788 Ext.8039

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